There is a sea change underway. In
the U.S. and world economy. And in
our Company. Our solutions for the
global economy's twin pillars --
energy and information -- make
this year pivotal in the history of
Energy Conversion Devices.

2003 sees us moving boldly to bring

to market our advanced products,

technologies, and system solutions.

We have already taken a number

of critically important steps.

1     ECD Ovonics

SIDE BAR:
WITH A FULL RANGE OF PATENTED TECHNOLOGIES, ADVANCED SYSTEMS, AND SOLUTIONS NOW IN PLACE, OUR REACH BECOMES MORE GLOBAL BY THE DAY.

A Look at 2002 and Beyond

We have a new Vice Chairman. A new senior vice president of marketing. A new and vigorous marketing department. A new team of nationally recognized marketing partners, including brand consultants, a PR firm, and an advertising agency.

We are poised to take a great leap forward. Before we do, we are pleased to provide this summary of 2002.

It was a year in which we made important investments in both our information solutions and our position as the leader in the hydrogen economy. The hydrogen economy has already begun with electric and hybrid vehicles utilizing our Ovonic(TM) NiHM batteries. It includes our Ovonic(TM) photovoltaics and is providing the basis for clean, safe, efficient, sustainable energy, as well as enabling the transition from fossil fuels to the energy of the universe-- photons, protons, and electrons.

Ovonics(TM) is now establishing a presence in a greater number of nations and applications than ever before. From nickel metal hydride (NiMH) batteries, to solar energy systems, to solid hydrogen storage technology for automotive and stationary use, to fuel cell technology, to rewritable DVDs, to semiconductor chips and beyond, Ovonic(TM) enabling technologies are the magic of our nanotechnology based solutions. With a full range of patented technologies, advanced systems, and solutions now in place--all based on Stan Ovshinsky's ground breaking work--our reach becomes more global by the day.

Ultimately, Ovonics(TM) will address virtually every need that a person or a business has to create, store, and use energy and information. Our solutions mean more power, more information, more speed, more efficiency and the highest levels of environmental sensitivity and sustainability.

It's all part of the visionary plan developed over 40 years ago by our founders. The Ovshinskys' vision made real enables us to solve fundamental energy and information problems through Ovonic(TM) Solutions.

Quite simply, our technology, applications, and integrated solutions are positioned to be the answers to some of the new millennium's most perplexing challenges.

Welcome to the world of ovonics@work--building new industries for the needs of the global economy.



Picture of Texaco Ovonic Battery Systems' electrical formation and test area:
We make the creation of new industries possible and provide state-of-the art solutions to fundamental societal problems.

2     Strengthening Our Management Team

SIDE BAR:
KEY NEW ADDITIONS INVALUABLE TO THE COMPANY AND OUR STAKEHOLDERS AS WE CONTINUE TO FOCUS ON INCREASING THE BREADTH, DEPTH, AND PACE OF OUR COMMERCIAL ACTIVITIES.

Key New Additions and Promotions

Jim Metzger, Vice Chairman

Jim Metzger, an ECD Ovonics Board member since July 2000, joined our senior management team as vice chairman on November 1,2002.

Jim's technical background and exceptional management skills complement the skills and experiences of ECD Ovonics' executive team. With his extensive business acumen and expertise in the energy arena, he brings a wealth of knowledge and will be invaluable to the company and our stakeholders. His focus on ensuring that Ovonic(TM) technology solutions are commercialized in an integrated manner will allow us to increase the breadth, depth, and pace of our commercial activities.

Jim had a highly successful career spanning more than 30 years with Texaco Inc., where he served as Texaco's chief technology officer. His responsibilities at Texaco included all aspects of technology, corporate planning and economics, safety, health and environment, corporate services and purchasing. He chaired the Corporate Technology Council and served on the Executive Council--Texaco's senior management committee.

Jeff Harvey, Senior Vice President of Marketing

Jeff Harvey was named our Senior Vice President of Marketing in May 2002. Prior to joining ECD Ovonics, Jeff was the Director of Product Development at Chevron Energy Solutions, LP (Chevron ES). With over 20 years of energy engineering experience, Jeff is a great talent and is a very important addition to the ECD Ovonics team.

Jeff is focusing on our product brand initiatives, the development of marketing strategies to commercialize our enabling energy technologies, and will continue to work closely with the Chevron ES team. He is also concentrating on expanding ECD Ovonics' commercialization activities related to our leading-edge and emerging information technologies.

Jeff has recently assembled a world class team of marketing professionals from inside and outside ECD Ovonics to assist us in bringing our message, our products, and our unique technology to customers and potential customers around the world.

Picture of ECD Ovonics' Headquarters

3     Strengthening Our Management Team

SIDE BAR:
WE ARE EXPANDING OUR COMMERCIALIZATION ACTIVITIES RELATED TO OUR LEADING-EDGE AND EMERGING TECHNOLOGIES.

Key New Additions and Promotions

Dr. Takeo Ohta
Vice President of Optical and Electronic Memories

We are delighted to have Dr. Ohta join our team. He is a very talented scientist and an international leader in his field who has successfully led the worldwide commercialization of Ovonic(TM) phase-change memory, which has become the preferred means of storing information. Dr. Ohta's early acceptance, research, and leadership of our phase-change memory technology at Matsushita Electric was instrumental in promoting the new optical disk era of DVD.

Prior to joining ECD Ovonics, Dr. Ohta was General Manager, Optical Disk Systems Development Center at Matsushita Electric Industrial Co., Ltd. in Osaka, Japan. He is a founding member of the Phase-Change Optical Information Storage Symposium, an international group that meets regularly for the exchange of ideas and the latest developments in the field. Dr. Ohta was recently appointed a Member of the Review Committee for the Laboratory for Advanced Optical Technology of the Japanese government's National Institute of Advanced Industrial Science & Technology (AIST). He has also been honored with the 2001 Matsushita Science Prize for his work in Ovonic(TM) phase-change technology.

David Strand
Vice President of Information Technology

Dave is a 29-year veteran of ECD Ovonics who has been promoted to Vice President of Information Technology. In addition to assuming this role, he will also have the business responsibility for the company's new state-of-the-art Clean Room fabrication facility.

Dave will continue his work in the optical memory area, including his present leadership position in Ovonic Media LLC, a joint venture between ECD Ovonics and GE Plastics, a division of General Electric.

Dave has contributed to the development of Ovonic(TM) chalcogenide devices for application in optical and semiconductor memory products. He has led the company's efforts in various fields, particularly in the production technology of our optical products, as well as the development of the device structures for our proprietary phase-change erasable optical recording media. He has played an important role in the business and marketing functions related to these products.

With Dave's talents, leadership, and knowledge of the materials involved in this technology, we will expand ECD Ovonics' information business to next-generation applications and to play an integral role in the development and commercialization of the Ovonic(TM) cognitive computer.

Picture of a DVD disk with the following caption: Our media solutions address not only the rewritable DVD market, but production machine sales and next-generation media as well.

4     Supportive Trends and Growing Demand

SIDE BAR:
WITH OUR WORLD-CLASS GROUP OF STRATEGIC PARTNERS, WE ARE CONCENTRATING ON EXPANDING THE REACH OF OUR ENABLING TECHNOLOGIES.

Financial Results for FY 2002

As we first reported in September 2002, revenues for the fiscal year ended
June 30, 2002 increased 28% to $91.7 million--compared to $71.4 million in 2001.

Overall, ECD Ovonics recorded a net loss of $20.9 million for the 2002 fiscal year compared to a net loss of $5.1 million in 2001. On a per share basis, the loss was $.96 in 2002, compared to a loss of $.26 in 2001. The losses reflect investments required for the continuing growth of our business.

The investments we make in our technologies have led, and will continue to lead, to important business agreements for commercial expansion. They are an essential part of our strategy for the future.

With our world-class group of strategic partners, we are concentrating on expanding the reach of our enabling technologies.

Picture of Ovonic solar, Ovonic battery, Ovonic fuel cell, Ovonic hydrogen, Ovonic media and Ovonic information brands

Picture of an electric bus in Rome, Italy, powered by Ovonic(TM) NiMH batteries

Picture of the 76 kWp photovoltaic metal roof in Spain

5     Breaking New Ground: From the Midwest to the Far East

SIDE BAR:
IN 2002, WE STRENGTHENED RELATIONSHIPS IN MANY WAYS AND ADDED A NUMBER OF IMPORTANT NEW RELATIONSHIPS TO THE MIX.

Strategic Relationships

We have established joint ventures, strategic alliances, and licensing agreements with major companies around the world. We have also expanded our own manufacturing facilities to enable us to further commercialize our technologies, making the vision of ovonics@work a reality.

o Intel, STMicroelectronics, and BAE Systems are some of the firms aligning with our joint venture company Ovonyx in the information solutions arena. These relationships are advancing and being expanded.

o GE is an important strategic alliance partner in many areas of our business activities, as well as our joint venture partner in Ovonic Media LLC. And we continue to have licensing agreements in place with such well-known names as Ricoh, Matsushita Electric, TDK, and others.

o ChevronTexaco and ECD Ovonics continue work through joint ventures, which provide the only complete well-to-wheels energy loop for the development and commercialization of advanced energy storage and energy generation technologies.

o Our ground breaking work in solar energy continues to bring us new opportunities and alliances.

o Rare Earth High Tech of Inner Mongolia China and ECD Ovonics are in the start-up stages of Ovonic(TM) NiMH battery production at our Rare Earth Ovonic joint ventures.

In 2002, we strengthened our relationships in many ways and added a number of important new relationships to the mix.

Here are just a few of the highlights.

State of the Art Solar Cell Manufacturing Debuts in Michigan

The world's largest thin-film amorphous solar cell manufacturing machine and related assembly equipment now reside at the United Solar facility in Auburn Hills, Michigan. Based on Ovonic(TM) technology, United Solar is the world leader in thin-film amorphous photovoltaics.

The new machine is capable of producing nine miles and six tons of Ovonic(TM) thin-film triple junction solar cells in a single run, making United Solar one of the largest producers of solar cells and related products in the United States.

The products are used for a variety of applications ranging from solar lanterns of 2-3 watts to large solar farms of 500 kilowatts.

United Solar's solar cell technology has unique characteristics--such as being lightweight, rugged, and highly flexible. As a result, they are ideal for realistic residential and industrial building-integrated photovoltaic (BIPV) roofing systems. These systems may include Ovonic(TM) NiMH batteries and can cover the roofs of the world. Our ultralight photovoltaics have already found significant applications in the stratosphere and space.

New NiMH Battery Plant in Ohio

ECD Ovonics invented the NiMH battery, which is the enabling technology for electric and hybrid electric vehicles to meet the requirements for present and next-generation fuel-efficient vehicles.

Texaco Ovonic Battery Systems LLC, a 50-50 joint venture between a unit of ChevronTexaco Corp. and a subsidiary of ECD Ovonics, broke ground for a new 170,000 sq. ft. Ovonic(TM) battery production facility in Springboro, Ohio.

The advanced NiMH batteries will have high power, provide more than twice the energy and life cycle of conventional lead acid batteries, are maintenance free, and are environmentally benign.

6     Breaking New Ground: From the Midwest to the Far East

SIDE BAR:
ECD OVONICS INVENTED THE NIMH BATTERY, WHICH IS THE ENABLING TECHNOLOGY FOR ELECTRIC AND HYBRID ELECTRIC VEHICLES TO MEET THE REQUIREMENTS FOR PRESENT AND NEXT-GENERATION FUEL-EFFICIENT VEHICLES, AND IS BUILDING A NEW 170,000 SQ. FT. PLANT.

Strategic Relationships

David K. Garman, Assistant Secretary, U.S. Department of Energy, said "Hybrid electric vehicles powered by Texaco Ovonic's nickel metal hydride batteries can double the gas mileage of vehicles powered by internal combustion engines and, accordingly, reduce U.S. dependence on foreign oil and play a key role in improving air quality."

Other applications include telecommunications, uninterruptible power systems
(UPS), and distributed generation segments of stationary markets.

The Springboro plant utilizes new automated manufacturing equipment and is more than twice the size of the current production facility in Kettering, Ohio. It is expected to double the production capacity of advanced Texaco Ovonic Battery Systems NiMH batteries.

FreedomCar Initiative: Ovonic NiMH Battery Development for HEVs

Texaco Ovonic Battery Systems LLC received a $5.2 million, two-year cost-sharing contract to continue the development work on its proprietary liquid-cooled 12V monoblock nickel metal hydride (NiMH) battery technology.

This technology is targeted for use in hybrid electric vehicles (HEVs) under the sponsorship of the Department of Energy's FreedomCar initiative.

This important work, based upon our proprietary NiMH battery technology, will help accelerate the widespread use of hybrid technologies for a broad range of transportation applications.

New NiMH Battery Licensees in the People's Republic of China

Ovonic Battery Company, Inc. has also entered into new consumer battery license agreements in the People's Republic of China, including Henan Huanyu Power,
TWD Battery Co., Ltd., Guangdong Shida Battery Co., Ltd., and Lexel Battery.

ECD Ovonics is very pleased to see companies from the People's Republic of China joining the rest of all significant world wide manufacturers of NiMH batteries, who are also licensees of ECD Ovonics or its subsidiaries.

We are seeing a marked increase in interest in NiMH batteries from manufacturing companies in the People's Republic of China.

Harnessing California's Sunshine

United Solar was awarded a cost-shared California Energy Commission (CEC) contract under the state's Public Interest Energy Research (PIER) program.

This contract will allow United Solar to diversify its products in the rapidly expanding BIPV market and it will help us move towards developing and commercializing an inexpensive and quick-to-install BIPV system that can be applied to a variety of roof decks.


Picture of Texaco Ovonic Battery Systems' test facility

7     Breaking New Ground: From the Midwest to the Far East

SIDE BAR:
ECD OVONICS IS SEEING A MARKED INCREASE IN INTEREST IN NICKEL METAL HYDRIDE BATTERIES FROM MANUFACTURING COMPANIES IN THE PEOPLE'S REPUBLIC OF CHINA.

Strategic Relationships

U.S. Department of Energy Awards Contract to ECD Ovonics

The U.S. Department of Energy's (DOE) National Renewable Energy Laboratory
(NREL) awarded a contract to ECD Ovonics to develop new optically enhanced back reflector and improved deposition processes for amorphous silicon-based solar cells.

The achievement of the goals of this program and application of the advances to United Solar's 30 MW photovoltaic manufacturing equipment will lead to even more improvement in module efficiency.

NiMH Batteries for Russia

The U.S. Department of Energy has awarded a new $750,000 cost-shared grant to Sovlux Battery, a joint venture between us, the Chepetsky Mechanical Plant in Glazov, Russia and the Russian Ministry of Atomic Energy (Minatom).

The grant was awarded under the DOE's Initiatives for Proliferation Prevention
(IPP) program, which provides funding to employ scientists and engineers formerly engaged in the production of metal alloys for nuclear weapons.

The metal hydride materials being qualified will enable Sovlux Battery to be an economically attractive supplier of materials to ECD Ovonics' joint ventures for battery and hydrogen storage.

Ovonic Fuel Cell Technology

In late 2002, we were granted a basic patent on our Ovonic(TM) Instant Start Regenerative Fuel Cell technology by the United States Patent and Trademark Office. This patent covers a fundamentally new, non-noble metal catalyst-based fuel cell technology and is assigned to our joint venture with ChevronTexaco, Texaco Ovonic Fuel Cell Company LLC.

Ovonic(TM) fuel cell technology has many unique advantages over conventional fuel cells, including the ability to start up instantly, accept recaptured energy, such as that of regenerative braking, increased efficiency and power availability, and a dramatic improvement in operating temperature range.

ECD Ovonics' fuel cell technology is a fundamentally new approach that rectifies the problems that have plagued this field for decades.

Picture of United Solar's 30 MW solar cell manufacturing equipment designed and built by ECD Ovonics' machine division.

8     Leaders of ECD Ovonics

Picture of Stanford Ovshinsky, Robert Stempel, and Iris Ovshinsky.

Stanford Ovshinsky, President and Chief Executive Officer

Stan Ovshinsky originated and pioneered the fundamentally new science of amorphous and disordered materials. Stan and Iris established Energy Conversion Devices (ECD Ovonics) in 1960 to use science and technology based on his discoveries to solve basic societal problems in the areas of generating, storing, and using energy and information. Stan's inventions and enabling Ovonic(TM) technologies in optical media, digital memory, solar energy, and using hydrogen as a practical, sustainable power source are creating new industries. He has worked in nanotechnology since the 1950s.

Stan's innovation and vision continue to help change the world through Ovonic(TM) Solutions. He has been honored as one of Time Magazine's "Heroes for the Planet."

Iris Ovshinsky, Vice President

Iris Ovshinsky is a co-founder of ECD Ovonics with Stan. Working as a team, the Ovshinskys have created breakthroughs in four major areas: energy generation, energy storage, information systems, and atomically engineered synthetic materials.

Iris and Stan have been honored with the American Chemical Society's Heroes of Chemistry 2000 Award. Iris has a doctorate in biochemistry.

Robert Stempel, Chairman

Bob Stempel joined ECD Ovonics after serving as Chairman and Chief Executive Officer of General Motors Corporation. One of the world's foremost automotive engineers, he brings to the company his vast experience in the auto industry as well as a vision to produce zero emission vehicles by the end of this decade. He sees ECD Ovonics' forward-looking technology and pioneering work in both battery technology and solid hydrogen storage as key components in realizing this vision. Bob is also leveraging his experience to help bring ECD Ovonics' energy and information solutions to the marketplace.

9     About Energy Conversion Devices (ECD Ovonics)

SIDE BAR:
ECD OVONICS MAINTAINS ONGOING, INNOVATIVE RESEARCH AND DEVELOPMENT PROGRAMS TO CONTINUALLY IMPROVE ITS PRODUCTS AND DEVELOP NEW APPLICATIONS FOR ITS TECHNOLOGIES.

ECD Ovonics is the leader in the synthesis of new materials and the development of advanced production technology and innovative products. It has invented, pioneered and developed enabling technologies leading to new products and production processes based on atomically engineered amorphous, disordered and related materials, with an emphasis on advanced information technologies and alternative energy, including:

o  photovoltaics,

o  fuel cells,

o  nickel metal hydride batteries, and

o hydride storage materials capable of storing hydrogen in the solid state for use in fuel cells or internal combustion engines, or as an enhancement or replacement for any type of hydrocarbon fuel.

We are the only company with a complete systems concept for both energy and information technologies--from generation through storage to usage.

ECD Ovonics designs and builds manufacturing machinery that incorporates its proprietary production processes, maintains ongoing research and development programs to continually improve its products, and develops new applications for its technologies. ECD Ovonics holds the basic patents in its fields.

Stan and Iris Ovshinsky founded the company in 1960, with a mission to solve fundamental societal problems, to further the scientific, technological, and commercial activities of the physics and chemistry of amorphous and disordered materials begun in 1955, and to engineer new materials, develop new products, and invent new production technology.

ECD Ovonics has successfully developed a wide range of technologies, including products and advanced manufacturing processes, primarily within the fields of energy generation, energy storage, and information technology. With over 340 U.S. patents and 760 foreign counterparts, commercialization of our proprietary technologies has proceeded through the formation of major manufacturing joint ventures and licensing agreements. Our technology solutions can be found on almost every continent and in major consumer products worldwide.

ECD Ovonics is listed on the NASDAQ National Market System under the trading symbol ENER. To obtain additional information about ECD Ovonics or to be placed on our email distribution list for press releases, please contact:

Investor Relations
Energy Conversion Devices, Inc.
2956 Waterview Drive
Rochester Hills, Michigan 48309
Tel: 248-293-0440
Fax: 248-844-1214
Email: investor.relations@ovonic.com

Transfer Agent
EquiServe Trust Company, N.A.
P.O. Box 43023 Providence, Rhode Island 02940-3023
Shareholder inquiries: 877-282-1169
www.equiserve.com

-------------------------------------------------------------------------
Interested parties are encouraged to read the Company's Annual Report on Form 10-K, particularly the information contained in the section entitled Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995.

ECD OVONICS LOGO

Energy Conversion Devices, Inc. (ECD Ovonics)
Investor Relations
2956 Waterview Drive
Rochester Hills, Michigan 48309

Tel: 248-293-0440
Fax: 248-844-1214

Email: investor.relations@ovonic.com
www.ovonic.com

This document may contain a number of forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In particular, any statements made concerning ECD Ovonics' expected performance and financial results in future periods are based upon our current expectations and beliefs and are subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors known to ECD Ovonics, among others, could cause its actual results to differ materially from those described in the forward-looking statements: inaccurate scientific data; mechanical, chemical and technological failures; decreased demand for alternative fuels and other products; above or below-average product and technology demands; worldwide and industry economic conditions; higher costs, expenses and interest rates; the outcome of pending and future litigation and governmental proceedings; continued availability of financing; and strikes and other industrial disputes. In addition, you are encouraged to review ECD Ovonics' latest reports filed with the SEC, including but not limited to ECD Ovonics' Annual Report on Form 10-K, which describe a number of additional risks and uncertainties that could cause actual results to vary materially from those listed in the forward-looking statements made in this document.

(C)2003 Energy Conversion Devices, Inc. (ECD Ovonics)

                                                                    ECVCM-CD-02